J Sainsbury plc

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

04030670

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 19 May 2004

SUPPL

Dear Sir

Preliminary Results 2003/04

Please find enclosed copies of the above announcements made to the London Stock Exchange on 19 May 2004.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

Enc

dlw 6/15

19th May 2004

J Sainsbury plc - Preliminary Results for the 52 weeks ending 27 March 2004

Group Highlights

- Sales from continuing operations of £15,517 million up 2.4 per cent (2003: £15,147 million) (i, ii)
- Underlying operating profit from continuing operations £590 million (2003: £594 million) (iv)
- Underlying profit before tax of £675 million down 2.9% (2003: £695 million) (v)
- Proposed final dividend per share of 11.36 pence (2003: 11.36 pence). Full year 15.69 pence (2003: 15.58 pence)
- Underlying earnings per share of 23.4 pence (2003: 24.2 pence) (v)
- Group reshaped to focus on UK
- Sale of Shaw's to Albertson's Inc. for $2,475 million
- Proposed capital return of 35 pence per share: EGM 12 July 2004

Sainsbury's Supermarkets

- Total sales of £15,297 million up 2.2% (2003 restated: £14,967 million) (i, ii)
- Underlying operating profit of £564 million (2003: £572 million) (iv)
- Cost savings of £250 million delivered. Hit cumulative target of £710 million by March 2004
- Acquisition of 54 Bells convenience stores
- Acquisition of 14 supermarkets from Morrisons
- Sainsbury's to You broke even as expected in the month of March 2004.

Sainsbury's Bank

- First full year of accelerated growth plan. Net income up 40%
- Customer accounts up 30%

i. Turnover, throughout this review, in 2003 has been restated for the change in accounting policy in accordance with FRS 5 Application note G (see notes 1 and 2 on page 14)

ii. Turnover, throughout this review, is stated including VAT at Sainsbury's Supermarkets of £1,077 million (2003: £1,043 million) and sales tax at Shaw's Supermarkets of £21 million (2003: £22 million).

iii. All like-for-like sales in this review are Easter adjusted.

iv. Underlying operating profit and underlying operating margin throughout this review are stated before exceptional operating costs of £68 million (2003: £55 million) in Sainsbury's Supermarkets and before exceptional operating costs of £nil (2003: £10 million) and amortisation of goodwill of £11 million (2003: £13 million) in Shaw's Supermarkets.

v. Underlying profit before tax and underlying earnings per share throughout this review are stated before exceptional items of £54 million (2003: £15 million) and before amortisation of goodwill of £11 million (2003: £13 million).

Peter Davis, Chairman, said "As predicted this was a year of tremendous change. We have substantially completed the investment to modernise Sainsbury's Supermarkets and rolled out an ambitious growth strategy for Sainsbury's Bank. We acquired Swan Infrastructure Holdings Ltd, part of our IT outsourcing arrangement, and Bells Stores, a chain of 54 neighbourhood convenience stores. We also sold JS Developments, our specialist property development company, and announced the sale of Shaw's, our US supermarket business, together with the proposed capital return of 35 pence per share to shareholders, retaining the balance of the proceeds to reinvest in our business.

"The scale of change and the associated disruption in Sainsbury's Supermarkets and the weakening of the dollar have impacted our results for the year. Underlying Group profit before tax was £675 million, down 2.9 per cent. Underlying Group operating profit from continuing operations was £590 million (2003: £594 million).

"The Board has proposed a final dividend of 11.36 pence per share, maintained at the same level as last year, which means a full year dividend of 15.69 pence per share. In the context of a slight reduction in underlying earnings per share and dividend cover, this payment is indicative of the importance the Board attaches to dividends."

Looking forward

Justin King, Chief Executive, said "The past three years have seen enormous change but we must now build on the investments made and re-focus our attention on delivering a better offer for our customers.

The sale of Shaw's gives us a single-minded focus on the UK business. We have today announced changes to the senior team and management structure of the company as a result.

"We are clear about the qualities and strengths of the Sainsbury's brand. Our job is to provide even better quality products at good value prices. We know that the disruption of change has meant we have not served customers as well as we would wish and are committed to ensuring that customers see the benefits of our investments in the coming months.

"We indicated in our fourth quarter trading statement on 26 March 2004 that we expected the current competitive environment in the UK to continue and that this would impact underlying profits in 2004/05. We made our first moves on pricing earlier this month and customers are already seeing the benefit in their shopping baskets. This is the first step in a much longer journey as we focus on improving our customer offer."

Sainsbury's Supermarkets
Sainsbury's Supermarkets' sales increased by 2.2 per cent to £15,297 million and underlying operating profit was down by 1.4 per cent to £564 million. Like-for-like sales were down 0.2 per cent for the year. Underlying operating margins (VAT inclusive) for the year decreased from 3.8 per cent to 3.7 per cent (VAT exclusive 4.1 per cent to 4.0 per cent) and capital expenditure decreased by 45 per cent to £572 million as we approach the end of our change programme. In the second half, underlying operating profit reduced by 12.2 per cent and underlying operating margin from 4.0 per cent to 3.5 per cent due to disappointing sales and increased competitive pressures.

The priority in the UK this year was to complete the three-year modernisation programme so that we can make a sustainable improvement in our customer offer. This programme entailed upgrading a significant proportion of our IT systems, closing 15 of our older depots and transferring operations into seven new facilities, opening four automated depots during the last 18 months. Eighty per cent of our stores are now new, refurbished or extended and we have introduced new general merchandise ranges. Much has been undertaken in a relatively short space of time and in a changing and challenging marketplace. Our task is now to make sure that we get maximum benefit from our investments and concentrate on giving customers the best quality, service and price.

Our modernisation programme
The overhaul of our IT systems has provided modern technology to improve many important administrative and operational tasks. We have converted store point-of-sale systems, created one central customer information system and installed major merchandising and trading systems to improve product selection, ranging and promotion.

In November 2003 we announced the extension of the outsourcing contract with Accenture by three years to 2010. This reinforces the commercial relationship and will deliver £150 million of lower IT costs between 2004 and 2007. Further simplification was announced in January 2004 by acquiring Swan Infrastructure Holdings Ltd, part of the outsourcing arrangements.

By the end of March 2004 we had met our target of delivering 60 per cent of our volume through our new network. Depots at Hams Hall, Waltham Point and Stoke are each handling more than one million cases a week. We are close to hitting our full capacity target of 70 per cent and the major task now is to improve productivity and reduce cost.

We have also continued to reshape our store estate to ensure we trade from locations that best suit the key strengths of the Sainsbury's brand and sold two stores during the year.

Driving cost efficiency is now part of everyday business and we continue to look for practical ways to increase our efficiency. During the year we delivered £250 million of cost savings, £40 million more than the previous year, bringing cumulative savings to £710 million against our original target of £600 million.

Driving product innovation and quality
The Sainsbury's brand stands for great quality at affordable prices; a powerful proposition when executed well. We have continued to introduce new ranges and improve established products throughout the year such as our successful 'Just Cook', Italian and 'Taste the Difference' ranges.

Working in conjunction with our suppliers we have continued to give customers innovative and exclusive products which provide clear benefits. We have launched pip-free lemons, the 'Kumato', a unique black tomato, sweeter than its red counterpart, pollen free lilies helping millions of hay fever sufferers enjoy

fresh cut flowers and recently introduced a new type of cork, specially treated with carbon dioxide, to seal wine bottles and eliminate cork-tainted wine.

We are committed to offering customers a choice of products with high environment and social standards. In March 2004 we extended our popular organic traceability website. In addition to tracing fruit and vegetables, customers can now trace organic chicken back to the farm of origin.

We continue to lead the way in organics having increased the proportion of British organic fresh meat, dairy and produce to 65 per cent, 20 per cent above the market average and became the Soil Association's 'Organic Supermarket of the Year' for the third time in a row. Our Organic Somerset Brie won the industry's coveted Gold Q (Quality) Award in November 2003, the first time an organic product had won since the Awards started over 24 years ago.

We are committed to having fair and constructive relationships with our suppliers and partner local and regional suppliers to help them develop their businesses. In 1998 we launched our first supplier development programme to help smaller businesses supply local products to local customers. We ran two programmes during the past year comprising 24 companies in the South West and Wales. A total of 90 companies have now taken part in eight programmes.

General merchandise
We launched 2500 new homeware products into 95 stores during the year and have learned lessons from the first two seasons' ranges. These have worked well in larger stores where we have the full range, equipment and décor and we are refining our range for autumn/winter 2004.

We recently announced an exclusive agreement with three of Europe's leading designers, Terence Conran, Orlando Hamilton and Orla Kiely to develop quality ranges at value for money prices which will be in store in October. We are also launching our own clothing brand, called 'TU' in September offering good value quality stylish casual wear for men, women and children. In readiness for the launch of TU, we took more direct control of the Jeff & Co range, previously operated as a franchise, and have improved sales demonstrating our increasing knowledge in this area.

Our stores
During the year we opened 10 new supermarkets and 16 were refurbished or extended. We also announced plans to open Sainsbury's Local stores on 100 Shell petrol station forecourts. With the acquisition of 54 Bells neighbourhood convenience stores in north-east England, we now have 146 convenience stores.

Around half of the proceeds from the sale of Shaw's was set aside for future opportunities to develop our business. In May 2004 we announced the acquisition of 14 stores from Morrisons and one from Somerfield, all located primarily in the Midlands and the north of England, increasing our UK selling space by over 400,000 sq ft, around 3 per cent.

Most people live or work near to the store where they shop, so communities around Sainsbury's stores comprise many of our customers and colleagues. We are committed to being a good neighbour and playing an active role in local communities through our Local Heroes scheme. Our Sainsbury's Assisting Village Enterprises (S.A.V.E.) scheme now supports 250 small shops serving rural communities and celebrated its fifth anniversary in September 2003.

Customer service
While the changes we have been making have been disruptive to store operations we have continued to invest in improving customer service and this has been recognised in recent customer research.

In April 2003 we introduced 'Scan and Pack', helping customers to pack bags at the checkout and we have also installed self-checkout facilities at 58 stores for customers who want an even quicker checkout when buying a few products. Four self-service units overseen by one assistant replace two regular checkouts. The units have been well received and are now used by thousands of customers each week buying over a million items.

Nectar
Nectar, our customer loyalty programme, is the UK's largest loyalty programme with more than 50 per cent of UK households currently participating. It has the most active collectors of all the mainstream loyalty programmes and continues to grow. The number of partners issuing points increased from five to 13 over the twelve months to March 2004.

Collectors receive statements four times a year and we have increased the number of customers we can mail. We are also able to supply de-personalised trend data to suppliers helping them improve their own products providing further benefit for Sainsbury's customers.

Sainsbury's to You
Our online home delivery service, Sainsbury's to You, grew by 19 per cent year on year and broke even, as planned, in the month of March 2004. The announced closure of our Park Royal depot in London and transfer to a store based operation, with the in-sourcing of delivery drivers, will reduce costs further in 2004/05.

New technology assists colleagues to find products in store and 'zone picking' enables them to specialise in picking orders from specific product areas. This means they can fulfil orders more quickly and with greater accuracy. A new system to plan the best delivery routes was rolled out in November 2003. With these changes we now provide a more efficient service and have a solid base from which to grow.

Sainsbury's Bank
This was the first full year of our growth strategy for Sainsbury's Bank, jointly owned with HBoS and we have invested in products and services that will provide future growth prospects and income streams. We increased customer numbers, income and profit and now have 1.9 million customer accounts. We launched new products including life insurance, health insurance and saving bonds and improved existing products such as pet insurance.

We are focused on giving outstanding customer service. By March 2004 we had 50 in-store banking centres. We re-launched our website so that customers can service credit accounts and savings on line and have installed nearly 200 cash point machines for customers in our stores bringing our total to 532. We are also introducing deposit boxes in store so that customers can deposit cheques and cash and will have 200 by the end of July 2004.

Corporate social responsibility (CSR)
Corporate Social Responsibility is an everyday part of how we do business. We are delighted that this has been regularly recognised through the year. In March 2004 Sainsbury's came first in its sector in Business in the Community's Corporate Responsibility Index. We also achieved number one in our sector in the Dow Jones Sustainability Index and we are included in the FTSE4Good Index.

Through Sainsbury's Supermarkets we support the national and local communities in which we operate via donations to nutrition, health and exercise initiatives, such as our popular educational programme "Taste of Success". We also operate a very active 'Local Heroes' programme whereby we support the activities of colleagues in the community and the charities that they choose. This year we gave £110,000 through this scheme, an increase of 20 per cent on the previous year.

In addition to cash donations we donate food to homeless people through FareShare and the Salvation Army. In total, Sainsbury's Supermarkets donated £6 million this year through cash and 'in-kind' donations and customers and colleagues raised a further £5 million through our stores and business centre.

We have supported Comic Relief since 1999 and in April 2004, Northern Ireland store manager Nick Fletcher visited Ethiopia to see how some of the £6 million raised in March 2003 has been invested to improve quality of life for local communities throughout the country.

JS Developments (JSD)
During the year we sold our specialist property development company, JSD, for a total consideration of £199 million. Prior to this disposal JSD made an operating profit of £7 million.

Shaw's Supermarkets
Shaw's continued to perform well. Despite low like-for-like sales growth of 0.4 per cent, underlying operating profit in dollars increased by 8.8 per cent to $234 million and the underlying operating margin was up 0.2 per cent to 5.1 per cent.

Given the increasingly competitive New England environment, the Board decided that shareholders' interests were best served by selling Shaw's allowing us to focus back on the core UK market. On 26 March 2004 we announced the sale of Shaw's to Albertson's Inc for $2,475 million. This was an excellent deal, realising value and allowing us to propose returning 35 pence per share to shareholders via a B

share scheme and share consolidation and reinvest the remaining proceeds to develop Sainsbury's Supermarkets. The sale completed on 30 April 2004 and the profit on disposal of Shaw's is estimated to be in excess of £250 million, which will be recognised in the 2004/05 accounts.

Financial review

Profit and loss account

Accounting adjustments have been made to bring the Group in line with the latest guidance issued in November 2003 by the Accounting Standards Board in relation to FRS 5 on revenue recognition. The total impact is a £280 million reduction in sales this year and £351 million last year. This increases total sales growth for continuing operations from 1.9 per cent to 2.4 per cent and 0.1 per cent to 0.5 per cent for total sales. Profit and cash flow are not impacted.

Group sales, including VAT, from continuing operations increased by 2.4 per cent to £15,517 million (2003 restated: £15,147 million). Underlying Group operating profit before exceptional operating costs from continuing operations at £590 million (2003: £594 million), was slightly down on last year (0.7 per cent) despite the disruption to stores and additional costs of the business transformation programme during the year. Underlying Group profit before tax, exceptional items and amortisation of goodwill at £675 million (2003: £695 million) was 2.9 per cent down on the previous year.

Profit before tax and after exceptional items and amortisation of goodwill was £610 million (2003: £667 million) a decrease of 8.5 per cent. Last year's exceptional items included a residual profit on disposal of Homebase of £61 million. In the 2004/05 accounts exceptional items will include the profit on disposal of Shaw's expected to be in excess of £250 million.

Sales and underlying operating profit before exceptional costs and amortisation of goodwill were as follows:

	Sales 2004 £m	change %	Underlying operating profit 2004 £m	change %
Continuing operations				
Sainsbury's Supermarkets	15,297	2.2	564	(1.4)
Sainsbury's Bank	220	22.2	26	18.2
Total continuing operations	15,517	2.4	590	(0.7)
JS Developments	13		7	
Shaw's Supermarkets (US)	2,709	(5.0)	138	(0.7)
Total	18,239	0.5	735	(2.3)

i. Turnover, throughout this review, in 2003 has been restated for the change in accounting policy in accordance with FRS 5 Application note G (see notes 1 and 2 on page 14).

ii. Turnover, throughout this review, is stated including VAT at Sainsbury's Supermarkets of £1,077 million (2003: £1,043 million) and sales tax at Shaw's Supermarkets of £21 million (2003: £22 million).

iii. All like-for-like sales in this review are Easter adjusted.

iv. Underlying operating profit and underlying operating margin throughout this review are stated before exceptional operating costs of £68 million (2003: £55 million) in Sainsbury's Supermarkets and before exceptional operating costs of £nil (2003: £10 million) and amortisation of goodwill of £11 million (2003: £13 million) in Shaw's Supermarkets.

v. Underlying profit before tax and underlying earnings per share throughout this review are stated before exceptional items of £54 million (2003: £15 million) and before amortisation of goodwill of £11 million (2003: £13 million).

Sainsbury's Supermarkets
Sainsbury's Supermarkets' sales increased by 2.2 per cent to £15,297 million (2003 restated: £14,967 million), and underlying operating profit was down by 1.4 per cent to £564 million (2003: £572 million). Like-for-like sales were down 0.2 per cent for the year. Dual running costs of £24 million (2003: £9 million) were incurred in the supply chain in the year as the new depots were phased in.

Underlying operating profit of £564 million included the losses in Sainsbury's to You, the company's home delivery service, which reduced from £29 million to £15 million for the year. The business broke even, as planned, for the first time in March 2004.

Underlying operating margins (VAT inclusive) for the year decreased from 3.8 per cent to 3.7 per cent (VAT exclusive 4.1 per cent to 4.0 per cent). In the second half, underlying operating margins reduced from 4.0 per cent to 3.5 per cent as a result of a disappointing sales performance and increasing competitive pressure.

Sainsbury's Bank
Sainsbury's Bank achieved net income growth of 40 per cent and increased profits by 18 per cent to £26 million (2003: £22 million), despite substantial revenue investment in growing the long-term customer base of the business. Adjusting for a VAT credit (£2 million) in the current year, profit increased by 9 per cent.

Shaw's Supermarkets
Shaw's Supermarkets delivered a good profit performance in dollars, despite low like-for-like sales growth of 0.4 per cent and an ambitious store development programme. Underlying operating profit was 8.8 per cent higher at $234 million (2003: $215 million) and the underlying operating margin continued to improve, increasing from 4.9 per cent to 5.1 per cent.

JSD
JSD, the Group's specialist property development company, made an operating profit of £7 million prior to its disposal in November 2003 (2003: £19 million).

Net interest payable
Net interest payable of £60 million was in line with the previous year, due to interest on higher Group net borrowings being offset by increased capitalised interest and lower interest rates.

Exceptional items
Exceptional operating costs from continuing operations amounted to £59 million (2003: £55 million), due mainly to the costs of closure of supply chain depots. In addition Safeway bid costs amounted to £9 million.

The JSD disposal was concluded in the year for a total consideration of £199 million and a loss on disposal of £3 million.

In total, surplus properties were sold in the year generating cash proceeds of £152 million and a property profit of £17 million.

Total exceptional items amounted to a charge of £54 million, £39 million higher than last year, as last year included the residual profit on disposal of Homebase of £61 million.

Taxation
The Group's underlying tax charge at £206 million (2003: £206 million) gives an effective underlying rate of 32.4 per cent (2003: 32.5 per cent) before exceptional items and amortisation of goodwill.

Earnings per share and dividends
Underlying Group earnings per share before exceptional items and amortisation of goodwill decreased by 3.3 per cent to 23.4 pence (2003: 24.2 pence). Basic earnings per share decreased by 12.7 per cent to 20.7 pence (2003: 23.7 pence) due mainly to higher profits on business disposals last year.

A final dividend of 11.36 pence per share is proposed, which is maintained at the same level as last year. The total proposed dividend for the year is 15.69 pence which represents an increase of 0.7 per cent on last year. The decision to maintain the final dividend at last year's level, rather than increasing it, reflects the reduction in underlying earnings per share of 3.3 per cent and the slight reduction in dividend cover (pre-exceptional items) from 1.51 to 1.45 times.

Post balance sheet events
The sale of Shaw's Supermarkets completed on 30 April 2004 and the Group has received cash proceeds of £1,177 million (net of expenses). The profit on disposal of Shaw's is estimated to be in excess of £250 million, and will be reported in the 2004/05 accounts.

Following the completion of the sale, the Board has proposed a capital return of 35p per share to shareholders, representing approximately £680 million.

The remaining proceeds from the sale will be reinvested to develop Sainsbury's core UK retail business, to support future growth and to strengthen Sainsbury's market position.

The sale of Shaw's Supermarkets will lead to earnings per share dilution in 2004/05, but this will be mitigated by the proposed return of capital and share consolidation together with the re-investment in growth opportunities in the UK. On a proforma basis the Board expects the combination of the disposal, the return of capital and the reinvestment of residual proceeds to be accretive.

Cash flow
The Group's net debt has increased by £684 million during the year to £2,088 million of which £554 million relates to the purchase of IT assets through the acquisition of Swan.

Operating cash inflow remained strong at £847 million (2003: £1,070 million), but was lower than last year due to an adverse working capital movement. Working capital increased in the year by £221 million as a result of higher stock levels in Sainsbury's Supermarkets, due to the timing of Easter and the expansion of the General Merchandising activities. Creditors and other provisions decreased due to lower incentive accruals and exceptional provisions required at the end of the year.

Proforma net debt, at 27 March 2004, after the sale of Shaw's and the proposed return of capital, reduces to £1,421 million and gearing decreases to 29 per cent.

Group capital expenditure
Group capital expenditure for the year was £838 million (2003: £1,197 million). Sainsbury's Supermarkets capital expenditure was substantially reduced to £572 million (2003: £1,035 million) and Shaw's capital expenditure was £248 million (2003: £155 million). Group capital expenditure (excluding Shaw's) is forecast to be £715 million for 2004/05.

The Group purchased Swan Infrastructure Holdings Limited, part of its IT outsourcing arrangements, on 19 February 2004. IT services continue to be outsourced to Accenture including the maintenance and operations of existing systems and the development and delivery of new business critical systems and systems infrastructure. The purchase resulted in an increase in fixed assets and net debt of £554 million.

Balance sheet
Shareholders' funds increased by £101 million to £5,104 million and net debt has increased by £684 million, of which £554 million relates to the purchase of the IT fixed assets through the acquisition of Swan, to £2,088 million in the year increasing Group gearing to 41 per cent (2003: 28 per cent). Return on Group capital employed decreased from 11.5 per cent to 10.1 per cent in the year, partly due to the timing of the acquisition of the Swan IT assets, the benefits from which will accrue in 2004/05, and partly due to the second half performance of Sainsbury's Supermarkets.

Pensions
An actuarial valuation of the Group's UK defined benefit schemes as at 29 March 2003 indicated a deficit of £161 million.

At 27 March 2004, the notional net deficit (after tax), under FRS 17, on the UK defined benefit pension schemes was £441 million (2003: £574 million).

The Group is not currently required to account for the profit and loss effect of FRS 17. If the Group were to do this today, however, the profit before tax charge would increase by £9 million.

For enquiries:

Investor Relations:
Roger Matthews
Lynda Ashton +44 (0) 20 7695 7162

Media:
Jan Shawe
Pip Wood +44 (0) 20 7695 6127

The Preliminary Results presentation will take place at **9:45am BST** in our Auditorium at **33 Holborn, London, EC1N 2HT**. Breakfast will be available from **9:15am**

If you would like to attend please telephone +44 (0) 20 7695 6431
or e-mail kally.wilson@sainsburys.co.uk

Strict security operates throughout the building and all external guests must be notified to the above in advance. Please ensure that we are advised of any name changes.

If you are unable to attend on the day, please make use of one of the following options:

To view the slides of the Results Presentation and the Web-cast:
For the live event, go to www.j-sainsbury.co.uk from 9.30am BST onwards, further instructions will be on the web-site. You will need to register for this event in advance. This archived event will become available from 2.30pm BST on the day in the form of a delayed web cast.

To listen to the Results Presentation:
Dial +44 (0) 20 7984 7582 ten minutes prior to the start of the presentation. You will be asked to give your name and company details. You will then be placed on hold and will hear music until the presentation starts. An archive of this event will be available for a further seven days. If you would like to listen to the archive of this call, please contact Kally Wilson on kally.wilson@sainsburys.co.uk for details.

To participate in the afternoon Conference Call:
Dial +1 718 354 1158 or +44 (0) 20 7984 7582 at least ten minutes prior to the start of the call. You will be asked to give your name and company. You will then be placed on hold and will hear music until the presentation starts. An archive of this event will be available for a further seven days. If you would like to listen to the archive of this call, please contact Kally Wilson on kally.wilson@sainsburys.co.uk for details.

To view the transcripts of any of the above activities:
Go to www.j-sainsbury.co.uk from 2.30pm BST on Thursday 20 May 2004.

Group profit and loss account
for the 52 weeks to 27 March 2004

	Note	2004 £m	Restated[i] 2003 £m
Turnover including VAT and sales tax[ii]		18,239	18,144
VAT and sales tax		(1,098)	(1,065)
Continuing operations		14,440	14,104
Discontinued operations		2,701	2,975
Turnover excluding VAT and sales tax	3	17,141	17,079
Cost of sales (including exceptional costs)		(15,658)	(15,688)
Gross profit		1,483	1,391
Group administrative expenses (including exceptional costs)		(827)	(717)
Continuing operations - operating profit before exceptional costs	2	590	594
Exceptional operating costs		(68)	(55)
Continuing operations - operating profit		522	539
Discontinued operations			
- operating profit before exceptional costs and amortisation of goodwill	2	145	158
- exceptional operating costs		-	(10)
- amortisation of goodwill		(11)	(13)
Group operating profit	3	656	674
Share of profit in joint ventures		-	3
Profit/(loss) on sale of properties	4	17	(11)
Disposal of operations - discontinued	5	(3)	61
Profit on ordinary activities before interest		670	727
Net interest payable and similar items	6	(60)	(60)
Underlying profit on ordinary activities before tax[iii]		675	695
Exceptional items		(54)	(15)
Amortisation of goodwill		(11)	(13)
Profit on ordinary activities before tax		610	667
Tax on profit on ordinary activities	7	(206)	(206)
Profit on ordinary activities after tax		404	461
Equity minority interest		(8)	(7)
Profit for the financial year		396	454
Equity dividends	8	(301)	(298)
Retained profit for the financial year		95	156
Basic earnings per share	9	20.7p	23.7p
Underlying earnings per share[iii]	9	23.4p	24.2p
Diluted earnings per share	9	20.6p	23.7p
Underlying diluted earnings per share[iii]	9	23.3p	24.1p

i. Restated for the change in accounting policy for turnover in accordance with FRS 5 Application note G (see notes 1 and 2).
ii. Including VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.
iii. Before exceptional items and amortisation of goodwill.

Group statement of total recognised gains and losses
for the 52 weeks to 27 March 2004

	2004 £m	2003 £m
Profit for the financial year	**396**	454
Currency translation differences on foreign currency net investments	**(10)**	(4)
Total recognised gains relating to the financial year	**386**	450

There is no material difference between the above profit for the financial year and the historical cost equivalent (2003: £9 million difference as a result of the realisation of a property revaluation gain of previous years).

Reconciliation of movements in Group equity shareholders' funds
for the 52 weeks to 27 March 2004

	2004 £m	2003 £m
Profit for the financial year	**396**	454
Equity dividends	**(301)**	(298)
	95	156
Currency translation differences	**(10)**	(4)
Proceeds from ordinary shares issued for cash	**16**	3
Net movement in equity shareholders' funds	**101**	155
Opening equity shareholders' funds	**5,003**	4,848
Closing equity shareholders' funds	**5,104**	5,003

Group balance sheet
at 27 March 2004 and 29 March 2003

	2004 £m	2003 £m
Fixed assets		
Intangible assets	208	226
Tangible assets	8,214	7,540
Investments	116	112
	8,538	7,878
Current assets		
Stock	753	800
Debtors	319	297
Sainsbury's Bank's current assets	1,329	1,530
Sainsbury's Bank's debtors due after more than one year	1,170	867
Investments	19	20
Cash at bank and in hand	465	639
	4,055	4,153
Creditors: amounts falling due within one year		
Sainsbury's Bank's current liabilities	(2,306)	(2,237)
Other	(2,600)	(2,537)
	(4,906)	(4,774)
Net current liabilities	(851)	(621)
Total assets less current liabilities	7,687	7,257
Creditors: amounts falling due after more than one year	(2,194)	(1,885)
Provisions for liabilities and charges	(308)	(300)
Total net assets	5,185	5,072
Capital and reserves		
Called up share capital	486	484
Share premium account	1,438	1,424
Revaluation reserve	22	22
Profit and loss account	3,158	3,073
Equity shareholders' funds	5,104	5,003
Equity minority interest	81	69
Total capital employed	5,185	5,072

Group cash flow statement
for the 52 weeks to 27 March 2004

	Note	2004 £m	2003 £m
Net cash inflow from operating activities	10	**847**	1,070
Dividend received from joint venture		**-**	8
Returns on investments and servicing of finance			
Interest received		**12**	67
Interest paid		**(71)**	(108)
Interest element of finance lease payments		**(29)**	(21)
Net cash outflow from returns on investments and servicing of finance		**(88)**	(62)
Taxation		**(183)**	(224)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(801)**	(1,169)
Purchase of IT assets		**(187)**	-
Sale of tangible fixed assets		**152**	130
Purchase of intangible fixed assets		**-**	(3)
Net cash outflow from capital expenditure and financial investment		**(836)**	(1,042)
Acquisitions and disposals			
Repayments of loans to joint ventures		**-**	27
Investment in joint ventures and fixed asset investments		**(5)**	(1)
Acquisition of subsidiaries		**(23)**	-
Investment in Sainsbury's Bank by minority shareholder		**4**	-
Proceeds from disposal of operations		**185**	-
(Payments)/proceeds relating to disposal of other fixed asset investments		**(28)**	184
Net cash inflow for acquisitions and from disposals		**133**	210
Equity dividends paid to shareholders		**(300)**	(288)
Net cash outflow before use of liquid resources and financing		**(427)**	(328)
Financing			
Issue of ordinary share capital		**16**	3
Increase/(decrease) in short-term borrowings		**305**	(88)
Increase in long-term borrowings		**2**	550
Increase in finance leases		**-**	151
Capital element of finance lease payments		**(41)**	(5)
Net cash inflow from financing		**282**	611
(Decrease)/increase in net cash		**(145)**	283

Reconciliation of net cash flow to movement in net debt

	Note	2004 £m	2003 £m
(Decrease)/increase in net cash		**(145)**	283
Increase in debt		**(307)**	(462)
Assumption of Swan loan notes		**(314)**	-
Loans acquired with subsidiaries		**(4)**	-
Movement in finance leases		**(31)**	(156)
Exchange adjustments		**117**	87
Movement in net debt in the year	11	**(684)**	(248)
Net debt at the beginning of the year	11	**(1,404)**	(1,156)
Net debt at the end of the year	11	**(2,088)**	(1,404)

Notes to the results

1. Accounting policies

These financial statements have been prepared using the same accounting policies as set out in the Annual Report and Financial Statements for the 52 weeks ended 29 March 2003 with the exception of the accounting policy for turnover following the issue of FRS 5 Application note G ("FRS 5 ANG") which provides detailed guidance on revenue recognition.

In accordance with FRS 5 ANG, sales through retail outlets are shown net of the cost of Nectar reward points issued and redeemed, staff discounts, vouchers and sales made on an agency basis. Previously, these costs were reported as an expense in cost of sales. FRS 5 ANG requires that only commission earned from sales through concessions can be recognised in turnover, whereas previously gross concession turnover was included as sales.

The effect of these changes in accounting policy is to reduce turnover in 2004 by £280 million (2003: £351 million) and to reduce cost of sales correspondingly.

The financial year represents the 52 weeks ended Saturday 27 March 2004 (prior year the 52 weeks ended Saturday 29 March 2003).

2. Sales and underlying operating profit

Sales and underlying operating profit (before exceptional costs and amortisation of goodwill) were as follows:

	Sales(i)	Restated(ii)	**Underlying operating profit**(iii)	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Continuing operations				
Sainsbury's Supermarkets	**15,297**	14,967	**564**	572
Sainsbury's Bank	**220**	180	**26**	22
Total continuing operations	**15,517**	15,147	**590**	594
JS Developments	**13**	145	**7**	19
Shaw's Supermarkets (US)	**2,709**	2,852	**138**	139
Discontinued operations	**2,722**	2,997	**145**	158
Total	**18,239**	18,144	**735**	752

i. Includes VAT at Sainsbury's Supermarkets of £1,077 million (2003: £1,043 million) and sales tax at Shaw's Supermarkets of £21 million (2003: £22 million).

ii. Prior year comparative sales have been restated in order to comply with FRS 5 ANG and are now shown net of Nectar reward points issued and redeemed, staff discounts, vouchers and sales made on an agency basis.

iii. Profit before exceptional operating costs of £68million (2003: £55 million) in Sainsbury's Supermarkets and £nil million (2003: £10 million) in Shaw's Supermarkets and amortisation of goodwill of £11 million (2003: £13 million) in Shaw's Supermarkets.

3. Analysis of operating profit

	2004			2003		
	Continuing operations £m	Discontinued operations £m	Total £m	Restated[i] Continuing operations £m	Restated[i] Discontinued operations £m	Restated[i] Total £m
Turnover	**14,440**	2,701	17,141	14,104	2,975	17,079
Cost of sales	**(13,147)**	(2,459)	(15,606)	(12,920)	(2,717)	(15,637)
Exceptional cost of sales	**(52)**	-	(52)	(51)	-	(51)
Gross profit	**1,241**	242	1,483	1,133	258	1,391
Administrative expenses	**(703)**	(97)	(800)	(590)	(100)	(690)
Exceptional administrative Expenses	**(16)**	-	(16)	(4)	(10)	(14)
Amortisation of goodwill	-	(11)	(11)	-	(13)	(13)
Group administrative expenses	**(719)**	(108)	(827)	(594)	(123)	(717)
Operating profit	**522**	134	656	539	135	674

i. Restated for change in accounting policy in accordance with FRS 5 (ANG) (see notes 1 and 2).

The exceptional operating costs comprise the following:

	2004 £m	2003 £m
Exceptional cost of sales - Sainsbury's Supermarkets	**52**	51
Exceptional administrative expenses :		
Sainsbury's Supermarkets	**7**	4
Safeway bid costs	**9**	-
Shaw's Supermarkets	**-**	10
Total exceptional operating costs	**68**	65

The costs in Sainsbury's Supermarkets relate to the business transformation programme which involves upgrading its IT systems, supply chain and store portfolio. These costs are exceptional operating costs due to the scale, scope and pace of the transformation programme. These costs primarily relate to depot and store closure costs and reorganisation costs.

At Shaw's Supermarkets, the exceptional costs in 2003 relate to costs associated with the acquisition of stores from the liquidator of Ames.

4. Profit/(loss) on sale of properties

	2004 £m	2003 £m
Profit/(loss) on disposal of Sainsbury's Supermarkets' properties	**18**	(7)
Loss on disposal of Shaw's Supermarkets' properties	**(1)**	(4)
	17	(11)

5. Disposal of operations-discontinued

On 27 November 2003 the Group agreed the sale of J Sainsbury Development Limited ('JSD') and associated properties held within Sainsbury's Supermarkets Ltd ('associated SSL properties') for a total consideration of £167 million.

On 26 March 2004 the Group sold the remainder of JSD's properties together with associated SSL properties for a total consideration of £32 million.

An overall loss of £3 million was realised on the sales.

	2004 £m	2003 £m
Loss on disposal of JSD and associated properties	(3)	-
Profit on disposal of investment in Homebase	-	61
	(3)	61

6. Capitalised interest

	2004 £m	2003 £m
Capitalised interest included in net interest payable	26	22

7. Tax on profit on ordinary activities

	2004 £m	2003 £m
The tax charge based on the profit for the year is:		
UK Corporation tax at 30 per cent (2003: 30 per cent)	165	173
Over provision in prior periods - UK	(9)	(9)
	156	164
Deferred tax	24	23
Overseas tax - current	33	43
- deferred	6	(4)
Taxation on exceptional items - current	(15)	(11)
- deferred	2	(9)
Tax on profit on ordinary activities	206	206

8. Dividends

	2004 pence per share	2003 pence per share	2004 £m	2003 £m
Interim	4.33	4.22	83	81
Final proposed	11.36	11.36	218	217
	15.69	15.58	301	298

The final dividend will be paid on 23 July 2004 to shareholders on the register at the close of business 28 May 2004. The shares will become ex-dividend on 26 May 2004.

9. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held by the Employee Share Ownership Trusts which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares.

	2004 million	2003 million
Weighted average number of shares in issue	**1,913.8**	1,911.9
Weighted average number of dilutive share options	**4.4**	7.4
Total number of shares for calculating diluted earnings per share	**1,918.2**	1,919.3

The alternative measure of earnings per share is provided by excluding the effect of exceptional items and amortisation of goodwill to reflect the Group's underlying trading performance.

	2004		2003	
	Earnings £m	**Per share amount pence**	Earnings £m	Per share amount pence
Basic earnings	**396**	**20.7**	454	23.7
Exceptional items net of tax:				
Included in operating profit	**55**	**2.9**	45	2.4
(Profit)/loss on sale of properties	**(17)**	**(0.9)**	11	0.6
Disposal of operations	**3**	**0.1**	(61)	(3.2)
Amortisation of goodwill	**11**	**0.6**	13	0.7
Underlying earnings before exceptional items and amortisation of goodwill	**448**	**23.4**	462	24.2
Diluted earnings	**396**	**20.6**	454	23.7
Underlying diluted earnings before exceptional items and amortisation of goodwill	**448**	**23.3**	462	24.1

10. Reconciliation of operating profit to net cash inflow from operating activities

	2004 £m	2003 £m
Group operating profit	**656**	674
Depreciation	**423**	393
Amortisation of intangible assets	**13**	18
Loss on sale of equipment, fixtures and vehicles	**9**	9
Increase in stocks	**(116)**	(62)
Increase in debtors	**(6)**	(20)
(Decrease)/increase in creditors and provisions	**(99)**	85
Increase in Sainsbury's Bank current assets	**(102)**	(204)
Increase in Sainsbury's Bank current liabilities	**69**	177
Net cash inflow from operating activities	**847**	1,070

11. Analysis of net debt

	At 30 March 2003 £m	Cash flow £m	Acquisition of subsidiaries £m	Other non-cash movements £m	Exchange movements £m	At 27 March 2004 £m
Current asset investments	20	(1)	-	-	-	**19**
Cash at bank and in hand	639	(158)	-	-	(16)	**465**
Bank overdrafts	(14)	14	-	-	-	**-**
	645	(145)	-	-	(16)	**484**
Due within one year:						
Borrowings	(162)	(305)	-	-	105	**(362)**
Finance leases	(37)	(4)	-	-	-	**(41)**
Due after one year:						
Borrowings	(1,564)	(2)	(4)	(314)	5	**(1,879)**
Finance leases	(286)	45	-	(72)	23	**(290)**
	(2,049)	(266)	(4)	(386)	133	**(2,572)**
Total net debt	(1,404)	(411)	(4)	(386)	117	**(2,088)**

12. Post Balance Sheet Event

Sale of Shaw's Supermarkets Inc.

On 26 March 2004 the Group signed a conditional contract to sell its US supermarkets business ('Shaw's') to Albertson's Inc. for a consideration of $2,475 million, including $368 million in assumed lease liabilities.

The sale, which was subject to a price adjustment mechanism and competition clearance, completed on 30 April 2004, when proceeds of £1,177 million (net of expenses) were received by the Group.

The profit on disposal is estimated to be in excess of £250 million and will be recognised in the 2004/05 accounts.

Of the total proceeds, the Company proposes to return 35 pence per share to shareholders representing approximately £680 million.

The trading results of Shaw's have been included within discontinued operations as, under FRS 3, the sale of Shaw's represents a material reduction in the Group's operating facilities in the US market.

A proforma statement of net assets of the Group as at 27 March 2004, reflecting the sale of Shaw's and the share buy-back is as follows:

	Existing Group £m	Deduct Shaw's £m	Sales proceeds £m	Share buy-back £m	Remaining Group £m
Tangible fixed assets	8,214	781			**7,433**
Intangible fixed assets	208	160			**48**
Fixed asset investments	116	10			**106**
Stock	753	156			**597**
Debtors and other assets	2,818	74			**2,744**
Cash and current asset investments	484	51	1,177	(680)	**930**
Debt	(2,572)	(221)			**(2,351)**
Net Debt	(2,088)	(170)	1,177	(680)	**(1,421)**
Other creditors and provisions	(4,836)	(242)			**(4,594)**
Net assets	5,185	769	1,177	(680)	**4,913**
Equity minority interest	(81)				**(81)**
Equity shareholders' funds	5,104	769	1,177	(680)	**4,832**

13. Financial statements

The financial information is derived from the full Group Financial Statements for the 52 weeks to 27 March 2004 and does not constitute full accounts within the meaning of section 240 of the Companies Act 1985 (as amended). The Group Accounts on which the auditors have given an unqualified report which does not contain a statement under section 237(2) or (3) of the Companies Act 1985, will be delivered to the Registrar of Companies in due course, and posted to shareholders in June.